EXHIBIT 4.4

CREDIT AGREEMENT



dated as of May 11, 2001





between





EMPIRE ONE TELECOMMUNICATIONS, INC. as
Debtor and Debtor in Possession

and

EOT LENDING CORP.
as
Lender



TABLE OF CONTENTS


	Page


ARTICLE 1DEFINITIONS	1

ARTICLE 2THE CREDITS	5
Section 2.1	The Commitment	5
Section 2.2	Borrowings	5
Section 2.3	Changes of Commitment	6
Section 2.4	Fees	6
Section 2.5	Use of Proceeds	6
Section 2.6	Note	6
Section 2.7	Optional Prepayments	6
Section 2.8	Mandatory Prepayments and Reductions of
Commitment	7

ARTICLE 3PAYMENTS OF PRINCIPAL AND INTEREST	7
Section 3.1	Amortization	7
Interest	7

ARTICLE 4PAYMENTS; COMPUTATIONS; ETC.	7
Section 4.1	Payments	7
Section 4.2	Computations	8
Section 4.3	Minimum Amounts	8
Section 4.4	Certain Notices	8

ARTICLE 5SECURITY:  ADMINISTRATION PRIORITY	9
Section 5.1	Grant of Lien and Security Interest	9
Section 5.2	Administrative Priority	9
Section 5.3	Grants, Rights and Remedies Cumulative	10
Section 5.4	No Filings Required	10
Section 5.5	Survival	10

ARTICLE 6CONDITIONS PRECEDENT	12
Section 6.1	Conditions Precedent	12
Section 6.2	Certification	13

ARTICLE 7REPRESENTATIONS AND WARRANTIES	14
Section 7.1	Incorporation, Good Standing and Due
Qualification	14
Section 7.2	Corporate Power and Authority; No Conflicts	14
Section 7.3	Legally Enforceable Agreements	15
Section 7.4	Litigation	15
Section 7.5	Subsidiaries	15
Section 7.6	No Default on Outstanding Judgments or
Orders	15
Section 7.7	Government Regulation	15
Section 7.8	Administrative Priority	15
Section 7.9	Bankruptcy Court Orders	16

ARTICLE 8AFFIRMATIVE COVENANTS	16
Section 8.1	Maintenance of Existence	16
Section 8.2	Conduct of Business	16
Section 8.3	Maintenance of Properties and Executory
Contracts and Leases	17
Section 8.4	Maintenance of Records	17
Section 8.5	Compliance with Laws	17
Section 8.6	Right of Inspection	17
Section 8.7	Further Assurances	17

ARTICLE 9NEGATIVE COVENANTS	18
Section 9.1	Liens	18
Section 9.2	Bankruptcy Court Orders; Administrative
Priority; Lien Priority; Payment of Claims	19

ARTICLE 10EVENTS OF DEFAULT	20
Section 10.1	Events of Default	20
Section 10.2	Consequences of an Event of Default	22
Section 10.3	Certain Remedies	22

ARTICLE 11MISCELLANEOUS	23
Section 11.1	Amendments and Waivers	23
Section 11.2	Binding Effect	23
Section 11.3	The Lender as Party-in-Interest	24
Section 11.4	Assignment and Participation	24
Section 11.5	Notices	24
Section 11.6	Table of Contents; Headings	25
Section 11.7	Severability	25
Section 11.8	Counterparts	25
Section 11.9	Integration	25
Section 11.10	Governing Law	25
Section 11.11	Waiver of Jury Trial	25




EXHIBITS

Exhibit A		-	Note
Exhibit B		-	Security and Pledge Agreement
Exhibit C		-	Budget
Exhibit D		-	Final Order



SCHEDULES

Schedule I	-	Subsidiaries
Schedule II	-	Licenses and Consents
Schedule III	-	Litigation
Schedule IV	-	Liens



CREDIT AGREEMENT dated as of___________, 2001 by and between Empire One Telecommunications, Inc. as debtor and debtor in possession (the "Borrower"), and EOT Lending Corp., (the
"Lender").

The Borrower filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code on April 2, 2001 (the "Petition Date"). The Borrower has requested the Lender to provide it with a $600,000 working capital loan facility and, subject to the terms and conditions set forth herein, the Lender has agreed to provide such facility.

NOW THEREFORE, the parties hereto hereby agree, effective upon the Effective Date (as hereinafter defined), as follows:

ARTICLE 1

DEFINITIONS

Definitions. As used in this Agreement the following terms have the following meanings (terms defined in the singular to have a correlative meaning when used in the plural and vice versa):

"Agreement" means this Credit Agreement, as amended or supplemented from time to time. References to Articles, Sections, Exhibits, Schedules and the like refer to the Articles, Sections, Exhibits, Schedules and the like of this Agreement unless otherwise indicated.

     "Avoidance Actions" means all claims, actions, causes of action arising under Sections
542,544,545,547,548,549,550,551, 553(b), or 724(a) of the
Bankruptcy Code.

"Banking Day" means any day other than a day on which commercial banks are not authorized or required to close in New
York City.

"Bankruptcy Code" shall mean title 11 of the United
States Code, as amended.

"Bankruptcy Court" shall mean the United States
Bankruptcy Court for the Southern District of New York or such other court having original jurisdiction over the Chapter 11
Case.

"Borrower" shall have the meaning assigned to such term in the preamble hereto.


"Borrowing" means a borrowing hereunder of a Loan.

"Budget" shall mean the budget for the Borrower attached hereto as Exhibit C for the period commencing on or about the Effective Date and ending on or about the Final Termination Date, as the same may be amended, modified or supplemented from time to time with the Lender's consent.

"Carve-Out Expenses" shall mean (i) amounts payable pursuant to 28 U.S.C. s 1930(a)(6) and (ii) allowed fees and expenses of professionals retained in the Chapter 11 Case pursuant to ss 327 and 1103 of the Bankruptcy Code up to, but not exceeding $300,000 in the aggregate (inclusive of any holdbacks, but excluding any unused retainers established prior to the date hereof); provided, that such amounts shall not be used for investigating or attacking Lender, its claims or interests, or the Loans.

"Chapter 11 Case" shall mean the Borrower's cases under chapter 11 of the Bankruptcy Code pending in the Bankruptcy Court.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" shall have the meaning assigned to such term in the Security and Pledge Agreement but shall not include
Avoidance Actions.

          "Committee" shall mean the Official Committee of Unsecured Creditors appointed in the Borrower's Chapter 11 case.

"Commitment" shall mean the obligation of the Lender to make Loans to the Borrower in an aggregate principal amount not to exceed $600,000.

"Controlled Group" shall mean all members of a controlled group of corporations and all trades or businesses
(whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code.

"Default" means any event which with the giving of notice or lapse of time, or both, would become an Event of Default.

"Dollars" and the sign "$" mean lawful money of the United States of America.



"Effective Date" shall have the meaning attributed thereto in Section 6.1 hereof.

"Event of Default" has the meaning given such term in
Section 10.1 hereof.

"Facility Documents" means this Agreement, the Note and the Security Documents.

"Final Order" shall mean an order of the Bankruptcy
Court, in form and substance satisfactory to the Lender and its counsel, finally approving this Agreement and the extensions of credit made and to be made to the Borrower in accordance with this Agreement in substantially in the form of Exhibit D hereto, as the same may be amended, modified or supplemented from time to time with the express written joinder or consent of the Lender.

"Final Termination Date" shall mean the earlier of
(a) the date the last outstanding Borrowing shall be due and payable, and (b) the occurrence of an Event of Default.

"Foreign Collateral" shall have the meaning attributed thereto in Section 5.5(c) hereof.

"Interim Order" shall mean an order of the Bankruptcy
Court, in form and substance satisfactory to the Lender and its counsel, approving this Agreement and all or a portion of the extension of credit to be made by the Lender in accordance with this Agreement on an interim basis, and finding, among other things, that the applicable Loans are in good faith and otherwise satisfy s 364(e) of the Bankruptcy Code as the same may be amended, modified or supplemented from time to time with the express written joinder or consent of the Lender.

"Lender" shall have the meaning assigned to such term in the preamble hereto.

"Lien" means any lien (statutory or otherwise), security interest, mortgage, deed of trust, priority, pledge, charge, conditional sale, title retention agreement, financing lease or other encumbrance or similar right of others, or any agreement to give any of the foregoing.

"Loans" shall mean the Loans provided for in
Section 2.1(a) hereof.



"Note" shall mean shall mean the promissory grid note provided for by Section 2.6 hereof and all promissory notes delivered in substitution or exchange therefor, in each case, as the same shall be modified and supplemented and in effect from time to time.

"Obligations" shall mean all indebtedness, obligations and liabilities of the Borrower to the Lender incurred under or related to this Agreement, the Note or any other Facility Document, whether such indebtedness, obligations or liabilities are direct or indirect, secured or unsecured, joint or several, absolute or contingent, due or to become due, whether for payment or performance, now existing or hereafter arising, including the principal amount of Loans outstanding, together with interest thereon, and all expenses, fees and indemnities hereunder or under any other Facility Document, from time to time arising under or in connection with or evidenced or secured by this Agreement, the Note, or any other Facility Document.

"Permitted Liens" shall mean the Liens described in clause (b) of Section 9.2 hereof.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or entity of whatever nature.

"Petition Date" shall have the meaning assigned to such term in the preamble hereto.

"Placement Fee" shall mean a fee of three percent (3%) of the amount of each Borrowing, payable to the Lender in cash on the date of each Borrowing.

"Plan of Reorganization" shall mean any chapter 11 plan for the Borrower.

"Post-Default Rate" shall mean, in respect of any principal of any Obligation or any other amount under this Agreement or any Note that is not paid when due (whether at stated maturity; by acceleration, by optional or mandatory prepayment or otherwise), at a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 16%.

"Security and Pledge Agreement" shall mean a Security and Pledge Agreement executed by the Borrower in favor of the Lender, substantially in the form of Exhibit B hereto and covering the collateral identified therein, as the same shall be amended modified and supplemented and in effect from time to time.



"Security Documents" shall mean, collectively, the Security and Pledge Agreement, all Uniform Commercial Code financing statements required by this Agreement or the Security and Pledge Agreement which have been or will be filed with respect to the security interests in personal property and fixtures created pursuant thereto, and all additional Security and Pledge Agreements, mortgages or Uniform Commercial Code financing statements heretofore or hereafter delivered or filed, as the case may be, by the Borrower pursuant to the terms of this Agreement or the Security and Pledge Agreement.

"Subsidiary" means, as to any Person, any corporation or other entity of which at least a majority of the securities or other ownership interests having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions at the time owned directly or indirectly by such Person.

"Termination Date" shall mean, with respect to each Borrowing, the earlier of (a) twelve months from the date of each Borrowing, and (b) the occurrence of an Event of Default.


ARTICLE 2

THE CREDITS

Section 2.1	The Commitment.

(1)	Subject to the terms and conditions set
forth herein, the Lender agrees to make one or more multiple draw Loans to the Borrower from time to time during in an aggregate principal amount not to exceed the Commitment. Loans once repaid or prepaid may not be reborrowed.

(2)	Notwithstanding anything herein to the
contrary, the Lender shall have no obligation to make Loans hereunder in excess of the amounts authorized in the Chapter 11 Case and any reference herein to the amount of any Commitment shall be automatically reduced to the amounts so authorized.

Section 2.2	Borrowings.  The Borrower shall give
the Lender notice of each Borrowing of Loans hereunder as provided in Section 4.4 hereof. On the date specified for each Borrowing hereunder, the Lender shall, subject to the terms and conditions of this Agreement make available the amount of such Borrowing to the Borrower by depositing the same, in immediately available funds, in an account of the Borrower designated for such purpose from time to time by the Borrower.



Section 2.3	Changes of Commitment.

(1)	The Commitment shall be automatically
reduced to zero on the Commitment Termination Date.

(2)	The Borrower shall have the right at any
time or from time to time (i) so long as no Loans are outstanding, to terminate the Commitment and (ii) to reduce the unused amount of the Commitment; provided that (x) the Borrower shall give notice of each such termination or reduction as provided in Section 4.4 hereof and (y) each partial reduction shall be in an amount at least equal to $50,000 or in multiples of $10,000 in excess thereof.
(3)	The Commitment once terminated or reduced
may not be reinstated.

Section 2.4	Fees.  Lender has agreed to provide
working capital Loans under the terms of this Agreement for the Borrower's ordinary course operations. The Borrower has agreed to the Placement Fee in consideration of Lender's agreement to enter into this Agreement. Therefore, in full satisfaction of any and all fees, including any commitment fee, facility fee or termination fee, in connection with the Loans, the Borrower shall be obligated to pay Lender the Placement Fee.

Section 2.5	Use of Proceeds.  The Borrower hereby
covenants, represents and warrants that the proceeds of the Loans made to it will be used solely to fund the Borrower's continued ordinary course operations, and working capital needs, in each case solely in accordance with the Budget.

Section 2.6	Note. The Loans made by the Lender
hereunder shall be evidenced by a single promissory note of the Borrower in substantially the form of Exhibit A hereto, dated as of the date hereof, payable to the Lender in a principal amount equal to the amount of the Commitment as originally in effect and otherwise duly completed. The date and amount of each Loan made by the Lender to the Borrower, and all payments and prepayments made on account of the principal thereof, shall be recorded by the Lender on its books and, prior to any transfer of the Note, endorsed by the Lender on the schedule attached to such Note or any continuation thereof; provided, however, that any failure by the Lender to make any such notation shall not affect the obligations of the Borrower hereunder or under such
Note in respect of such obligations.



Section 2.7	Optional Prepayments.  Subject to
Section 4.3 hereof, the Borrower shall have the right to prepay the Obligations, at any time or from time to time, provided the Borrower shall give the Lender notice of each such prepayment as provided in Section 4.4 hereof.

Section 2.8	Mandatory Prepayments and Reductions of
Commitment. If at any time the Loans outstanding hereunder exceed the Commitment then available, then the Borrower shall immediately repay the Loans in the amount of such excess.

ARTICLE 3

PAYMENTS OF PRINCIPAL AND INTEREST

Section 3.1	Amortization.

(1)	To the extent not due and payable earlier
pursuant to the terms of this Agreement, the entire unpaid principal amount of each Borrowing shall be due and payable on its Termination Date.

Section 3.2	Interest.

(a)	The Borrower hereby promises to pay to the
Lender interest on the unpaid principal amount of each Loan, for the period from and including the date of such Loan to but excluding the date such Loan shall be paid in full at a rate per annum equal to 12%.

(2)	Notwithstanding the foregoing, the Borrower
hereby promises to pay to the Lender interest on the Loans at the Post-Default Rate (i) upon the occurrence and during the continuance of an Event of Default hereunder and (ii) on any principal of any Loan and on any other amount payable by the Borrower hereunder or under the Note which shall not be paid in full when due (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise), for the period from and including the due date thereof to but excluding the date the same is paid in full.

(3)	Accrued interest on the Loans shall be
payable at maturity.

(4)	Notwithstanding anything herein to the
contrary, interest payable at the Post-Default Rate shall be payable in cash from time to time on demand.

ARTICLE 4

PAYMENTS; COMPUTATIONS; ETC.

Section 4.1	Payments.



(1)	Except to the extent otherwise provided
herein, all payments of principal, interest and other amounts to be made by the Borrower to the Lender under this Agreement, the Note and the other Facility Documents shall be made in Dollars, in immediately available funds, without deduction, set-off or
counterclaim, into an account (Account No.          ) maintained
in the name of the Lender at [name of bank], New York, New York (or such other account designated by the Lender from time to time) not later than 1:00 p.m. New York time on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed, to have been made on the next succeeding Banking Day).

(2)	The Borrower shall, at the time of making
any payment or prepayment under this Agreement or any Note, specify to the Lender the Obligations or other amounts payable by the Borrower hereunder to which such payment is to be applied (and in the event that the Borrower fails to so specify, or if an Event of Default has occurred and is continuing, the Lender may apply the amount of such payment received by it in such manner as it may determine to be appropriate).

(3)	If the due date of any payment under this
Agreement or any Note would otherwise fall on a day that is not a Banking Day, such date shall be extended to the next succeeding Banking Day, and interest shall be payable for any principal so extended for the period of such extension.

Section 4.2	Computations.  Interest hereunder shall
be computed on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed (including the first day but excluding the last day) occurring in the period for which payable.

Section 4.3	Minimum Amounts.  Each Borrowing
hereunder or optional partial prepayment of principal of the Loan shall be in an amount at least equal to $50,000 or in multiples of $10,000 in excess thereof.

Section 4.4	Certain Notices.  Notices by the
Borrower to the Lender of terminations or reductions of the Commitments, of Borrowings and of optional prepayments of the Obligations shall be irrevocable and shall be effective only if received by the Lender not later than 12:00 noon New York time on the number of Banking Days prior to the date of the relevant termination, reduction, borrowing or prepayment specified below:




Notice

Number of
Banking Days
Prior

Termination or
reduction of Commitment

2

Borrowing or repayment
of Loans

1


Each such notice of termination or reduction shall specify the amount and type of the Commitment to be terminated or reduced. Each notice of optional prepayment shall specify the amount and type of Loan to be prepaid, and each such notice of Borrowing shall specify the type of Loan to be borrowed (subject to Section 4.3 hereof) and the date of borrowing or optional prepayment (which shall be a Banking Day).

ARTICLE 5

SECURITY:  ADMINISTRATION PRIORITY

Section 5.1	Grant of Lien and Security Interest.

(1)	Pursuant to this Agreement and the Security
Documents, the Borrower hereby assigns, pledges, transfers, grants, confirms and sets over unto the Lender, and hereby grants and creates in favor of the Lender a security interest in and to, the Collateral other than Avoidance Actions.

(2)	The liens and security interests in favor of
the Lender referred to in Section 5.1(a) hereof and under the Security Documents shall be valid and perfected liens and security interests, prior to all other liens and interests, other than Permitted Liens, and shall have second priority, with respect to Collateral, junior only to the Permitted Liens thereon; provided that the liens and security interests in favor of the Lender referred to in Section 5.1(a) hereof and under the Security Documents shall be subject to the Carve-Out Expenses. All liens and security interests in favor of the Lenders hereunder and under the Security and Pledge Agreements and their priority shall remain in effect until the Commitments have been terminated and all Obligations have been repaid in cash in full.

Section 5.2	Administrative Priority.  The Borrower
hereby agrees that the Obligations of the Borrower shall constitute allowed administrative expenses in the Chapter 11
Case


having super-priority status under s 364(c)(1) of the Bankruptcy Code over all other administrative expenses and unsecured claims against the Borrower now existing or hereafter arising of any kind or nature whatsoever, including without limitation all administrative expenses, charges and claims of the kind specified in ss 503(b), 506(c), 726 and 507(b) of the Bankruptcy Code, subject, as to priority, only to Carve-Out Expenses; provided, however, that the administrative priority accorded Lender shall not extend to Avoidance Actions.

Section 5.3	Grants, Rights and Remedies Cumulative.
The liens and security interests granted pursuant to
Section 5.1(a) hereof and the Security Documents and the administrative priority granted pursuant to Section 5.2 hereof, may be independently granted by the Facility Documents, the Interim Order, the Final Order and by other agreements hereafter entered into. This Agreement, the other Facility Documents, the Interim Order, the Final Order and such other agreements hereinafter entered into supplement each other, and the grants, priorities, rights and remedies of the Lender hereunder and thereunder are cumulative.

Section 5.4	No Filings Required.  The liens and
security interests referred to in Section 5.1(a) hereof, and in the other Facility Documents shall be deemed valid and perfected by Interim Order or the Final Order, as the case may be, whichever occurs first. The Lender shall not be required to file any financing statements, notices of lien, mortgages or similar instruments in any jurisdiction or filing office, or to take possession of any Collateral or to take any other action in order to validate or perfect the Liens and security interests granted by or pursuant to this Agreement, the Interim Order or the Final Order, as the case may be, or any other Facility Document. Lender shall, in its sole discretion, from time to time choose to file such financing statements, notices of lien, mortgages or similar instruments, take possession of any Collateral, or take any other action to validate or perfect any such security interests or liens, all such documents shall be deemed to have been filed or recorded at the time and on the date of entry of the Interim Order or, if no Interim Order is obtained, the Final Order, and the Borrower consents to the modification of the automatic stay under s 362 of the Bankruptcy Code to permit the Lender to file such financing statements, notices of lien or similar instruments, take possession of any collateral, or take any other action to validate or perfect any such security interests or liens.



Section 5.5	Survival.  The Liens, security
interests, lien priorities, administrative priorities and other rights and remedies granted to the Lender pursuant to this Agreement and the other Facility Documents (specifically including but not limited to the existence, perfection and priority of the liens and security interests provided herein and therein, and the administrative priority provided herein and therein) shall not be modified, altered or impaired in any manner by any other financing or extension of credit or incurrence of debt by the Borrower (pursuant to s 364 of the Bankruptcy Code or otherwise), or by any dismissal or conversion of the Chapter 11 Case, or, with respect to any Loans then outstanding, any modification, amendment or reversal or stay of the Interim Order or the Final Order, as the case may be, or by any other act or omission whatsoever. Without limitation, notwithstanding any such order, financing, extension, incurrence, dismissal, conversion, act of omission:

(a)	except for the Carve-Out Expenses, no costs
or expenses of administration which have been or may be incurred in the Chapter 11 Case or any conversion of the same or in any other proceedings related thereto, and no priority claims, are or will be prior to or on a parity with any claim of the Lender against the Borrower in respect of any Obligation;

(b)	the Liens and security interests in favor of
the Lender set forth in Section 5.1(a) hereof and in the Facility Documents shall constitute valid and perfected first priority Liens and security interests, subject only to the Permitted Liens to which such Liens and security interests hereunder shall be subordinate and junior, and shall be prior to all other Liens and security interests, now existing or hereafter arising, in favor of any other creditor to any other Person whatsoever; provided that all such liens and security interests of the Lender set forth in Section 5.1(a) hereof or in any of the Facility Documents shall be subject to the Carve-Out Expenses; and

(c)	the Liens and security interests in favor of
the Lender set forth in Section 5.1(a) hereof and the Facility Documents shall be valid and perfected without the necessity that the Lender file financing statements, notices of lien, mortgages or otherwise perfect its Liens and security interests under applicable nonbankruptcy law except for such Collateral as is or may be hereafter be located outside of the territorial limits of the United States of America ("Foreign Collateral") to the extent that the same may not be subject to the jurisdiction of the Bankruptcy Court. The Borrower shall take all reasonable steps required to perfect Lender's security interest in the Foreign Collateral under applicable non-bankruptcy law as promptly as practicable, but in no event later than thirty days after the Effective Date; provided, however, that a failure to do so shall not constitute an Event of Default hereunder.


                                         ARTICLE 6

CONDITIONS PRECEDENT

Section 6.1	Conditions Precedent.  The obligation
of the Lender to make Loans available hereunder shall occur on the date (the "Effective Date") on or before July 1, 2001 that the Lender shall have received each of the following, in form, and substance satisfactory to the Lender and its counsel:

(a)	the Note duly executed by the Borrower;

(b)	the Security and Pledge Agreement duly
executed by the Borrower together with such financing statements executed by the Borrower which in the opinion of the Lender are desirable to perfect the liens and security interest created hereby and by the Security and Pledge
Agreement;

(c)	the stock certificates evidencing the
Pledged Interests, accompanied by undated stock powers duly executed in blank;

(d)	evidence that either the Interim Order or
the Final Order, as the case may be, shall have been entered by the Bankruptcy Court approving the Commitment
(or such lesser amount as shall be acceptable to the Lender in its sole discretion), and such order shall be in full force and effect and shall not have been reversed, stayed, modified or amended;

(e)	a copy of the charter, as amended and in
effect, of the Borrower certified as of recent date by the Secretary of State of the state of its incorporation, and a certificate from such Secretary of State dated as of recent date as to the good standing of and charter documents filed by the Borrower;



(f)  a certificate from the Secretary of the
Borrower, dated the Effective Date, certifying (a) that the attached are true and complete copies of the by-laws of the Borrower as amended and in effect, (b) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of the Borrower authorizing execution, delivery and performance of this Agreement and the other Facility Documents to which the Borrower is a party and the extensions of credit hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (c) that the charter of the Borrower has not been amended since the date of the certification thereto furnished pursuant to clause
(e) above, and (d) as to the incumbency and specimen signature of each officer of the Borrower executing the Facility Documents;

(g)	a certificate of another officer of the
Borrower as to the incumbency and specimen signature of the Secretary of the Borrower;

(h)	a certificate of a duly authorized officer
of the Borrower, dated the Effective Date, stating that (a) the representations and warranties in Article 7 of this Agreement and in the other Facility Documents are true and correct on such date as though made on and as of such date,
(b) no event has occurred and is continuing which constitutes a Default or an Event of Default hereunder and
(c) prior to the Effective Date no material adverse change in the assets, business, operations or financial condition of the Borrower has occurred or become known since the Petition Date, except as disclosed in writing by the Borrower to the Lender prior to the Effective Date;

(i)	the Liens and security interests in favor of
the Lender granted pursuant hereto and the Security and Pledge Agreement shall be valid and perfected first priority Liens prior (except for Permitted Liens to which such Liens and security interests are subordinate and junior) to all other Liens in or on the Collateral intended to be subject thereto, subject to the Carve-Out Expenses;

(j)	evidence that all fees, retainers and
expenses required by this Agreement to be paid on or before the Effective Date shall have been paid in full (or shall have been authorized by the Interim Order, or the Final
Order, as the case may be);

(k)	the Lender shall otherwise be satisfied in
all material respects (in its sole discretion) with the results of its business, operational and legal due diligence in respect of the Borrower; and

(l) such other approvals, opinions or documents as the Lender may reasonably request.

Section 6.2	Certification.  Each notice of a
Borrowing shall be accompanied by a certificate of a duly authorized officer of the Borrower certifying that the statements contained in Article VII are true and correct both on the date of such notice and, unless the Borrower otherwise notifies the Lender prior to such Borrowing, as of the date of such Borrowing.


ARTICLE 7

REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants that upon the occurrence of the Effective Date:

Section 7.1	Incorporation, Good Standing and Due
Qualification. The Borrower and its Subsidiaries (a) are corporations duly organized, validly existing and in good standing under the laws or the jurisdiction of their organization; (b) have the requisite corporate power and have material governmental licenses, authorizations, consents and approvals necessary to own their assets, except as disclosed in
Schedule II hereto, and carry on the business in which they are now engaged or proposed to be engaged; and (c) are duly qualified to do business in all jurisdictions in which the nature of the business conducted by the Borrower and its Subsidiaries makes such qualification necessary and to so qualify would have a material adverse effect on their business, financial condition or operations.



Section 7.2	Corporate Power and Authority; No
Conflicts. Subject to the Bankruptcy Court approval, the execution, delivery and performance by the Borrower of the Facility Documents, the grant by the Borrower and the perfection of the security interests purported to be granted in favor of the Lender hereunder and under the Security Documents, and the exercise by the Lender of any rights and remedies hereunder or under the other Facility Documents have been duly authorized by all necessary corporate action and do not and will not:
(a) contravene any provision of its charter or bylaws;
(b) violate any provision of, or require any filing, registration, consent or approval under, any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower or any of its Subsidiaries or affiliates (other than entry of the Interim Order or the Final Order, as the case may be, and as otherwise provided under Section 10.3 hereof);
(c) result in a breach of or constitute a default or require any consent under any indenture or loan or credit agreement or any other agreement, lease, or instrument to which the Borrower is a party or by which it or its properties may be bound or affected which would not be cured by entry of the Interim Order or Final Order; (d) result in, or require, the creation or imposition of any Lien (other than as provided hereunder and under the Security Documents), upon or with respect to any of the properties now owned or hereafter acquired by the Borrowing; or
(e) cause the Borrower (or any Subsidiary or affiliate, as the case may be, of the Borrower) to be in default under any such law, rule, regulation, order, writ, judgment, injunction, decree, determination or award or any such indenture, agreement, lease or instrument which would not be cured by entry of the Interim Order and Final Order.

Section 7.3	Legally Enforceable Agreements.
Subject to Bankruptcy Court approval, each Facility Document is, or when delivered under this Agreement will be, a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

Section 7.4	Litigation.  Other than the Chapter 11
Case and as set forth in Schedule III hereto, there are no actions, suits or proceedings pending against the Borrower or any of its Subsidiaries or any of their respective properties before any court, governmental agency or arbitrator which may, in any one case or in the aggregate, materially adversely affect the financial condition, operations, properties or business of the Borrower or any such Subsidiary or the ability of the Borrower to perform its obligations under the Facility Documents.

Section 7.5	Subsidiaries.  Schedule I hereto is a
complete and correct description of the name, jurisdiction of incorporation and ownership of the outstanding capital stock of each Subsidiary of the Borrower as in existence on the date hereof. All shares of such stock or other equity or ownership interests owned by the Borrower or one or more of its Subsidiaries, as indicated in such Schedule, are owned free and clear of all liens, security interests and other charges and encumbrances.

Section 7.6	No Default on Outstanding Judgments or
Orders. Neither the Borrower nor any of its Subsidiaries is in default with respect to any judgment, writ, injunction, decree, rule or regulation of any court, arbitrator or federal, state, municipal or other governmental authority, commission, board, bureau, agency or instrumentality, domestic or foreign, other than as a result of the Chapter 11 Case.

Section 7.7	Government Regulation.  Neither the
Borrower nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the
Investment Company Act of 1940, the Federal Power Act or any statute or regulation limiting its ability to incur indebtedness for money borrowed as contemplated hereby.



Section 7.8	Administrative Priority.

(1)	The obligations of the Borrower will
constitute allowed administrative expenses in the Chapter 11 Case having priority over all other administrative expenses and unsecured claims against the Borrower, now existing or hereafter arising, of any kind or nature whatsoever, including without limitation all other administrative expenses, charges or claims of the kind specified in Sections 503(b), 506(c), 507(b) and 723(b) of the Bankruptcy Code, subject, as to priority, only to Carve-Out Expenses; provided, however, that the administrative priority accorded to Lender shall not extend to Avoidance Actions.

(2)	The Obligations of the Borrower will be
secured by a valid and perfected first Lien on and security interest in all of the Collateral, subject only to the Permitted
Liens to which such Liens and security interests shall be junior to and subordinate, and subject further to the Carve-Out
Expenses.

Section 7.9	Bankruptcy Court Orders.  The Interim
Order or the Final Order, as the case may be, is in full force and effect, and has not been reversed, stayed, modified or amended.

ARTICLE 8

AFFIRMATIVE COVENANTS

So long as any Note shall remain unpaid, the Borrower shall:

Section 8.1	Maintenance of Existence.  Preserve and
maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence and good standing in the jurisdiction of its organization, and qualify and remain qualified, and cause each of its Subsidiaries to qualify and remain qualified, as a foreign corporation in each jurisdiction in which such qualification is required.



Section 8.2	Conduct of Business.  (1) Continue, and
cause each of its Subsidiaries to continue, to engage in an efficient and economical manner in a business of the same general type as conducted by it on the date of this Agreement,
(b) obtain, and cause each of its Subsidiaries to obtain, from time to time all licenses, permits, authorizations or other forms of permission which under federal, state and local laws are necessary or advisable for operating and maintaining the conduct of the business of the Borrower and its Subsidiaries (including, without limitation, copyrights, trademarks, patents and licenses to use tangible or intangible property and similar rights) if the failure to so obtain or maintain any such license, permit, authorization or other form of permission would result in a material adverse change in the financial condition of the Borrower and its Subsidiaries, and (c) use its best efforts, and cause each of its Subsidiaries to use its best efforts, to preserve and protect the value of the Collateral.

Section 8.3	Maintenance of Properties and Executory
Contracts and Leases. Maintain, keep and preserve, and cause each of its Subsidiaries to maintain, keep and preserve, all of its properties (tangible and intangible) including leased property, necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and shall use its best efforts to ensure that all leases and executory contracts necessary or useful in the Borrower's or any of such Subsidiaries' business or operations remain in full force and effect (without prejudice, however, to the Borrower's right to assume or reject such leases or executory contracts under s 365 of the Bankruptcy Code), except to the extent otherwise consented to by the Lender or to the extent that failure to do so would not result in a material adverse change in the financial condition of the Borrower and its Subsidiaries.

Section 8.4	Maintenance of Records.  Keep, and
cause each of its Subsidiaries to keep, adequate records and books of account, in which complete entries will be made reflecting all financial transactions of the Borrower and its Subsidiaries.

Section 8.5	Compliance with Laws.  Comply, and
cause each of its Subsidiaries to comply, in all respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property, subject to the limitations and requirements of the Bankruptcy Code.

Section 8.6	Right of Inspection.  At any reasonable
time and from time to time, permit the Lender or any agent or representative thereof, to examine and make copies and abstracts from the records and books of account of, and visit the properties of, the Borrower and any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Borrower and any such Subsidiary with any of their respective officers and directors and the Borrower's independent accountants.



Section 8.7	Further Assurances.  Execute,
acknowledge, deliver, record, file, register, perform and do any and all such further acts, deeds, conveyances, Security and Pledge Agreements, assignments, estoppel certificates, financing statements, assurances and other instruments as the Lender may reasonably request from time to time in order (a) to carry out more effectively the purposes of this Agreement or any other Facility Document, (b) to subject the Collateral to valid and perfected first priority liens and security interests (subject, as to priority, to the Permitted Liens and the Carve-Out Expenses), (c) to perfect and maintain the validity, effectiveness and priority of any of the Facility Documents and the Liens and security interests intended to be created thereby, and (d) to better assure, convey, grant, assign, transfer, preserve, protect and confirm unto the Lender the rights granted or now or hereafter intended to be granted to the Lender under any Facility Document. The assurances contemplated by this
Section 8.7 shall be given under applicable nonbankruptcy law as well as the Bankruptcy Code, it being the intention of the parties that the Lender may request assurances under applicable nonbankruptcy law, and such request shall be complied with (if otherwise made in good faith by the Lender) whether or not the Interim Order or the Final Order is in force and whether or not dismissal of the Chapter 11 Case or any other action by the Bankruptcy Court is imminent, likely or threatened.

ARTICLE 9

NEGATIVE COVENANTS

So long as any Note shall remain unpaid, the Borrower shall not:


Section 9.1	Liens.  Create, incur, assume or suffer
to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any Lien upon or with respect to any of its properties, now owned or hereafter acquired, except:

(1)	Liens provided for under the Security
Documents;

(2)	Liens for taxes or assessments or other
government charges or levies if not yet due and payable if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;



(3)	Liens imposed by law, such as mechanic's,
materialmen's, landlord's, warehousemen's and carrier's Liens, and other similar Liens, securing the obligations incurred in the ordinary course of business which are not past due for more than 30 days, or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

(4)	Liens under workmen's compensation,
unemployment insurance, social security or similar legislation;

(5)	Liens, deposits or pledges or liens granted
to secure the Borrower's obligations under letters of credit issued to secure the performance of bids, tenders, contracts
(other than contracts for the payment of money), leases
(permitted under the terms of this Agreement), public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

(6)	judgment and other similar Liens arising in
connection with court proceedings; provided that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings and for which appropriate reserves have been established;

      		(g) Liens listed on Schedule IV hereto; and

(h)	easements, rights-of-way, restrictions and
other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use and enjoyment by the Borrower or any such Subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto.

Section 9.2	Bankruptcy Court Orders; Administrative
Priority; Lien Priority; Payment of Claims.

(1)	Seek, consent to or suffer to exist any
modification, stay, vacation or amendment of the Interim Order, or the Final Order, as the case may be, except for modifications and amendments agreed to by the Lender.

(2)	Seek, consent to or suffer to exist a
priority for any administrative expense or unsecured claim against the Borrower (now existing or hereafter arising of any kind or nature whatsoever, including without limitation any administrative expenses, charges or claims of the kind specified in Sections 503(b), 506(c), 507(b) and 723(b) of the Bankruptcy
Code) equal or superior to the priority of the Lender in respect of the Obligations, except for the Carve-Out Expenses.



(3)	Suffer to exist any Lien on the Collateral
having a priority equal or superior to the Liens and security interests in favor of the Lender in respect of the Obligations, except for Permitted Liens, and subject to the Carve-Out
Expenses.

(4)	Prior to the date on which the Obligations
have been paid in full in cash and the Commitments have been terminated, pay any administrative expense claims except, so long as no Default or Event of Default has occurred and is continuing hereunder, the Borrower may pay (i) administrative expense claims incurred in the ordinary course of the business of the Borrower and (ii) amounts payable pursuant to 28 U.S.C. s 1930(a)(6) and the allowed fees and expenses of professionals under ss 330 and 331 of the Bankruptcy Code not in excess of $300,000 in the aggregate, inclusive of any holdbacks and retainers, in each case, unless otherwise approved by the Lender, strictly in accordance with the Budget.



ARTICLE 10

EVENTS OF DEFAULT

Section 10.1	Events of Default.  Any of the
following events shall be an "Event of Default":

(1)	the Borrower shall:  (i) fail to pay the
principal of any Note as and when due and payable; or (ii) fail to pay interest on the Notes or any fee or other amount due hereunder as and when due and payable and such failure shall continue unremedied for ten Banking Days; or

(2)	any material representation or material
warranty made or deemed made by any Borrower in this Agreement or in any other Facility Document to which it is a party or which is contained in any certificate, document, opinion, financial or other statement furnished at any time under or in connection with any Facility Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made and shall continue unremedied for five Banking Days after notice thereof; or

(3)	an order with respect to the Chapter 11 Case
shall be entered by the Bankruptcy Court, or the Borrower shall file an application for an order with respect to the Chapter 11 Case (i) appointing a trustee in any such Chapter 11 Case or
(ii) appointing an examiner in the Chapter 11 Case with the authority to perform the duties of a trustee (other than the duties solely of an examiner) in respect of the estate of the Borrower or the operation of the business of the Borrower; or


(4)	an order with respect to the Chapter 11 Case
shall be entered by the Bankruptcy Court dismissing the Chapter
11 Case or converting the Chapter 11 Case to a chapter 7 case;
or

(5)	an order shall be entered by the Bankruptcy
Court confirming a plan of reorganization in the Chapter 11 Case, or a plan of reorganization shall be filed, which does not contain a provision for termination of the Commitments and payment in full in cash of all Obligations of the Borrower hereunder and under the other Facility Documents on or before the effective date of such plan or which is not otherwise satisfactory in all material respects to the Lender; or

(6)	an order with respect to the Chapter 11 Case
shall be entered by the Bankruptcy Court without the express prior written consent of the Lender (i) to revoke, reverse, stay, modify, supplement or amend the Interim Order, or the Final Order or any of the Facility Documents, (ii) approving the incurrence by the Borrower of any debt not contemplated hereunder, (iii) to permit any administrative expense or any claim (now existing or hereafter arising, of any kind or nature whatsoever) to have administrative priority equal or superior to the priority of the Lender in respect of the Obligations, except for Carve-Out Expenses, or (iv) to grant or permit the grant of a Lien on the Collateral other than Permitted Liens; or

(7)	an order shall be entered by the Bankruptcy
Court that is not stayed pending appeal granting relief from the automatic stay to any creditor of the Borrower with respect to any claim secured by any asset or assets of the Borrower having book value equal to or exceeding $200,000 in the aggregate; provided, however, that it shall not be an Event of Default if relief from the automatic stay is lifted solely for the purpose of allowing such creditor to determine the liquidated amount of its claim against the Borrower or such claim is covered by insurance; or

(8)	an application for any of the orders
described in clauses (c), (d), (e), (f) or (g) above shall be made (i) by a Person other than the Borrower and such application is not contested by the Borrower or (ii) by the Borrower; or

(9)	any judgment or order shall be entered
against the Borrower or any of its Subsidiaries or any other event shall occur or condition exist which does or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, operation or prospects of the Borrower or any of its Subsidiaries, and there shall be a period of ten consecutive days during which a stay or enforcement of such judgment or order shall not be in effect; or


(10)	the Security Documents shall at any time
after their execution and delivery and for any reason cease:
(A) to create a valid and perfected security interest and Lien in and to the property purported to be subject thereto having the priority specified in the Security Documents; or (B) to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by the Borrower, or the Borrower shall deny it has any further liability or obligation under any such agreement, or the Borrower shall fail to perform any of its obligations thereunder and such failure shall continue for five Banking Days after notice thereof; or

(11)	the Borrower shall:  (i) fail to perform or
observe any other material term, material covenant or material agreement on its part to be performed or observed in any business Facility Document and such failure shall continue unremedied for thirty Banking Days after notice thereof; or (ii) fail to comply with any of the terms or provisions of the Interim Order or the Final Order.

Section 10.2	Consequences of an Event of Default.
If an Event of Default shall occur and so long as it shall continue or, the Lender may, by notice to the Borrower, declare the Commitment terminated, whereupon the Commitments will terminate immediately and any fees hereunder shall be immediately due and payable without further order of or application to the Bankruptcy Court, presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, and an action therefor shall immediately accrue.



Section 10.3	Certain Remedies.  If an Event of
Default has occurred and is continuing, the Lender may, on fifteen Banking Days' prior written notice to the Borrower, the Committee, and the Office of the United States Trustee, Southern District of New York, (i) declare the unpaid principal amount of the Notes, interest accrued thereon, and all other amounts owing by the Borrower hereunder or under the Note to be immediately due and payable without further order of or application to the Bankruptcy Court, presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, an action therefor shall immediately accrue, and (ii) exercise all rights and remedies which the Lender may have hereunder or under any other Facility Document, the Interim Order, the Final Order or at law (including but not limited to the Bankruptcy Code and the Uniform Commercial Code) or in equity or otherwise, without regard to the automatic stay provided for in s 362 of the Bankruptcy Code with respect to the Borrower or any of its property. Within such ten Banking Days, the Borrower or any other party-in-interest may seek a hearing before the Bankruptcy Court and the Lender shall refrain from enforcing any of its remedies hereunder until the Bankruptcy Court has ruled in respect thereof or an agreement has otherwise been reached. Unless the Bankruptcy Court shall order that no Event of Default has occurred or has granted other related relief, the automatic stay under s 362 of the Bankruptcy Code shall be vacated with respect to the Collateral, and the Lender shall be free to exercise all of its rights with respect to the Collateral, subject to the rights of the holders of Permitted Liens, without further approval of the Bankruptcy Court. All proceeds in respect thereof shall be applied by the Lender to reduce the Obligations in the Lender's sole discretion, and the Borrower shall remain liable for any deficiencies. With respect to any lease or executory contract constituting part of the Collateral, the Lender shall have the right to cause the Borrower to assume and assign such lease or executory contract to the Lender or its designee, although nothing herein shall be construed to limit the rights of the counterparty to such lease or executory contract to adequate assurance and cure payments under s 365 of the Bankruptcy Code or to impose any obligation on the Lender to make any such adequate assurance or cure payments. Any proceeds received by the Borrower in connection with the assumption and assignment of any executory contract or lease shall be proceeds of the Collateral and immediately remitted to the Lender to reduce the Obligations then outstanding. All such remedies shall be cumulative and not exclusive. No failure on the part of such Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

ARTICLE 11

MISCELLANEOUS

Section 11.1	Amendments and Waivers.  The Borrower
and the Lender may from time to time enter into agreements amending, modifying or supplementing this Agreement, the Notes or any other Facility Documents, and the Lender may from time to time grant waivers or consents to a departure from the due performance of the obligations of the Borrower hereunder or thereunder. Any such agreement, waiver or consent must be in writing and shall be effective only to the extent specifically set forth in such writing. In the case of any such waiver or consent relating to any provision hereof, any Event of Default so waived or consented to shall be deemed to be cured and not continuing, but no such waiver or consent shall extend to any other or subsequent Event of Default or impair any right consequent thereto.


Section 11.2	Binding Effect.  This Agreement shall
be binding upon and inure to the benefit of the Lender, the Borrower and their respective successors and assigns (including, except for the right to request Loans, any trustee or examiner or other person with expanded powers succeeding to the rights of the Borrower or pursuant to any conversion to a case under chapter 7 of the Bankruptcy Code).

Section 11.3	The Lender as Party-in-Interest.  The
Borrower hereby stipulates and agrees that the Lender is and shall remain a party-in-interest in the Chapter 11 Case and shall have the right to participate, object and be heard in any motion or proceeding in connection therewith (including but not limited to objections to use of proceeds of the Loans, to the payment of professional fees and expenses or the amount thereof, to sales or other transactions outside the ordinary course of business or to assumption or rejection of any executory contract or lease).

Section 11.4	Assignment and Participation.  This
Agreement shall be binding upon, and shall inure to the benefit of, the Borrower and the Lender and their respective successors and assigns, except that the Borrower may not assign or transfer its rights or obligations hereunder. The Lender may assign, or sell participations in, all or any part of the Obligations (including all or a portion of its Commitment) owing to the Lender to another Lender or other entity, in which event (a) in the case of an assignment, upon notice thereof by the Lender to the Borrower, the assignee shall have, to the extent of such assignment (unless otherwise provided therein), the same rights, benefits and obligations as it would have if it were the Lender hereunder; and (b) in the case of a participation, the participant shall have no rights under the Facility Documents. The agreement executed by the Lender in favor of the participant shall not give the participant the right to require the Lender to take or omit to take any action hereunder except action directly relating to (i) the extension of a payment date with respect to any portion of the principal of or interest on any amount outstanding hereunder allocated to such participant, (ii) the reduction of the principal amount outstanding hereunder or
(iii) the reduction of the rate of interest payable on such amount or any amount of fees payable hereunder to a rate or amount, as the case may be, below that which the participant is entitled to receive under its agreement with the Lender. The Lender may furnish any information concerning the Borrower in the possession of the Lender from time to time to assignees and participants (including prospective assignees and participants); provided that the Lender shall require any such prospective assignee or such participant (prospective or otherwise) to agree in writing to maintain the confidentiality of such information.



Section 11.5	Notices.  Unless the party to be
notified otherwise notifies the other party in writing as provided in this Section, and except as otherwise provided in this Agreement, notices shall be given to the Lender and to the Borrower by telecopier or by overnight courier or by personal delivery addressed to such party at its address on the signature page of this Agreement with a copy to the Committee c/o Andrew
I. Siffen, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, telecopier number:
212-755-1467, telephone number: 212-753-7200.

Section 11.6	Table of Contents; Headings.  Any table
of contents and the headings and captions hereunder are for convenience only and shall not affect the interpretation or construction of this Agreement.

Section 11.7	Severability.  The provisions of this
Agreement are intended to be severable. If for any reason any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 11.8	Counterparts.  This Agreement may be
executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing any such counterpart.

Section 11.9	Integration.  The Facility Documents
set forth the entire agreement between the parties hereto relating to the transactions contemplated thereby and supersede any prior oral or written statements or agreements with respect to such transactions.

Section 11.10	Governing Law.  This Agreement shall be
governed by, and interpreted and construed in accordance with, the internal laws of the State of New York, except to the extent governed by the Bankruptcy Code.



Section 11.11	Waiver of Jury Trial.  BY ITS EXECUTION
AND DELIVERY OF THIS AGREEMENT THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AGAINST THE LENDER, ANY PARTICIPANT, ASSIGNEE OR INDEMNIFIED PARTY, BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OTHER FACILITY DOCUMENT, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE BORROWER IN CONNECTION HEREWITH OR THEREWITH. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO THIS AGREEMENT.






IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EMPIRE ONE TELECOMMUNICATIONS,
INC., as Borrower

By
  Title:

Address for Notices:



Telephone:
Telecopy No.:



EOT LENDING CORP., as Lender


By
  Title: President

Address for Notices:



Telephone:
Telecopy No.:





SCHEDULE I

SUBSIDIARIES


Subsidiaries of Empire One Telecommunications, Inc.:

1.  EOT Telecommunications of Canada, Inc.
2.  Empire One Power, Inc.